DB

Securities and Exchange Commission
Trading and Markets

SEC

19010640

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MAY 24 2019

RECEIVED

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 66961

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/2018 (MM/DD/YY) AND ENDING 3/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Toyota Financial Services Securities USA Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6565 Headquarters Dr, W2-3A-3D
(No. and Street)

Plano	TX	75024
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nicholas J. Ro — (310) 468-7758
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouse Coopers LLP
(Name -- *if individual, state last, first, middle name*)

2001 Ross Avenue, 18th Floor	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Nicholas J. Ro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Toyota Financial Services Securities USA Corporation, as of May 22, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President/Treasurer

Title

Notary Public

RUTH ELIZABETH JESSEN
Notary ID #128402708
My Commission Expires
March 17, 2021

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) A copy of the Exemption Report.

Toyota Financial Services Securities USA Corporation
(A wholly owned subsidiary of Toyota Financial Services International Corporation)
Index to Financial Statements
March 31, 2019

Page

Audited Financial Statements

Supplementary Information

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and shareholder
of Toyota Financial Services Securities USA Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Toyota Financial Services Securities USA Corporation (the "Company") as of March 31, 2019, and the related statements of income, of changes in shareholder's equity and of cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

May 22, 2019

We have served as the Company's auditor since 2006.

PricewaterhouseCoopers LLP, 2121 N. Pearl St, Suite 2000, Dallas, TX 75201
T: (214) 999-1400, F: (214) 754-7991, www.pwc.com/us

Toyota Financial Services Securities USA Corporation
(A wholly owned subsidiary of Toyota Financial Services International Corporation)
Statement of Financial Condition
March 31, 2019

Assets	
Cash	$ 4,322,677
Deposit with and receivable from clearing broker	265,382
Deferred income taxes	2,963
Note receivable from affiliate	8,000,000
Receivable from affiliate, net	18,278
Other assets	8,918
Total assets	$ 12,618,218
Liabilities and Shareholder's Equity	
Accounts payable and accrued liabilities	$ 89,376
Deferred income	10,959
Total liabilities	100,335
Commitments and contingencies (Note 6)	
Shareholder's equity	
Capital stock, $0.001 par value; 10,000 shares authorized; 2,500 issued and outstanding	3
Additional paid-in-capital	249,997
Retained earnings	12,267,883
Total shareholder's equity	12,517,883
Total liabilities and shareholder's equity	$ 12,618,218

See accompanying Notes to Financial Statements.

Toyota Financial Services Securities USA Corporation
(A wholly owned subsidiary of Toyota Financial Services International Corporation)
Statement of Income
For the Year Ended March 31, 2019

Revenues	
Commissions	$ 1,062,000
Service fees	39,041
Interest income	173,074
Total revenues	1,274,115
Expenses	
Regulatory fees	$ 44,627
Clearing fees	75,000
Operating	156,976
Total expenses	276,603
Income before income taxes	997,512
Provision for income taxes	238,193
Net income	$ 759,319

See accompanying Notes to Financial Statements.

Toyota Financial Services Securities USA Corporation

(A wholly owned subsidiary of Toyota Financial Services International Corporation)

Statement of Changes in Shareholder's Equity

For the Year Ended March 31, 2019

	Capital Stock		Additional Paid-In	Retained	
	Shares	**Amount**	**Capital**	**Earnings**	**Total**
Balance at March 31, 2018	2,500	$ 3	$ 249,997	$ 11,508,564	$ 11,758,564
Net income	–	–	–	759,319	759,319
Balance at March 31, 2019	2,500	$ 3	$ 249,997	$12,267,883	$ 12,517,883

See accompanying Notes to Financial Statements.

Toyota Financial Services Securities USA Corporation

(A wholly owned subsidiary of Toyota Financial Services International Corporation)

Statement of Cash Flows

For the Year Ended March 31, 2019

Cash flows from operating activities	
Net income	$ 759,319
Adjustments to reconcile net income to net cash provided by operating activities	
Increase in deposit with and receivable from clearing broker	(5,162)
Increase in deferred income taxes	(1,264)
Increase in receivable from affiliate	(4,724)
Increase in other assets	(841)
Decrease in accounts payable and accrued liabilities	(20,673)
Decrease in income taxes payable	(17,876)
Increase in deferred income	10,959
Total adjustments	(39,581)
Net cash provided by operating activities	719,738
Cash flows from investing activities	
Net cash provided by / (used in) investing activities	-
Cash flows from financing activities	
Net cash provided by / (used in) financing activities	-
Net increase in cash	719,738
Cash at the beginning of the year	3,602,939
Cash at the end of the year	$ 4,322,677
Supplemental Disclosures	
Income taxes paid	$ 257,370
Cash paid for interest	$ -

See accompanying Notes to Financial Statements.

1. Nature of Operations

Toyota Financial Services Securities USA Corporation ("TFSS" or the "Company") was incorporated in Delaware on January 31, 2005 and commenced operations on November 15, 2005. TFSS is wholly owned by Toyota Financial Services International Corporation ("TFSIC"), a California corporation, which is a wholly owned subsidiary of Toyota Financial Services Corporation ("TFSC"), a Japanese corporation. TFSC, in turn, is a wholly owned subsidiary of Toyota Motor Corporation ("TMC"), a Japanese corporation. TFSC manages TMC's worldwide finance operations. The Company's business is substantially dependent upon selling fixed income securities issued by Toyota Motor Credit Corporation ("TMCC"), which is a wholly owned subsidiary of TFSIC.

TFSS is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA"), the Securities Investor Protection Corporation ("SIPC"), and securities commissions in multiple states. TFSS was formed for the purpose of directly offering TMCC debt products to the United States debt market.

The Company has a clearing agreement with a non-affiliated broker dealer to process and clear all of the Company's securities transactions on a fully disclosed basis.

The Company is headquartered in Plano, Texas and has no branches or sales offices. Administrative and back office support is provided by its affiliate, TMCC. Such services are governed by a Shared Expense Agreement between TMCC and the Company (Note 5).

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America.

On April 1, 2018, the Company adopted the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers, by applying the modified retrospective method. The updated accounting standard provides a five-step revenue recognition model for all revenue arising from contracts with customers and affects all entities that enter into contracts to provide goods or services to their customers (unless the contracts are in scope of other standards). The standard also updates the accounting for certain costs associated with obtaining and fulfilling a customer contract and requires disclosure of quantitative and qualitative information that enables users of financial statements to understand the nature, amount, timing and uncertainty of revenues and cash flows arising from contracts with customers. The adoption of ASC Topic 606 was applied to all contracts, not only those completed at the date of initial application. The adoption did not have a significant impact on the Company's financial statements.

Revenue Recognition

Revenue from Contracts with Customers

Commissions

The Company earns commissions on securities transactions executed on behalf of its affiliate, TMCC. Commissions are recorded on the trade date (the date the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when

2. Summary of Significant Accounting Policies (Continued)

the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Commissions are realized on settlement date of the securities transactions.

Service Fees

TFSS entered into an Accommodating Broker Agreement, which was effective in June 2018 (the "Agreement"). Pursuant to the Agreement, the Company is paid $50,000 annually (from the effective date of the Agreement), to serve as an accommodating broker for TMCC. As the performance obligation is satisfied over a one-year period, this amount is recorded as deferred income when received from TMCC and amortized over the annual contract period on a straight line basis. For the year ended March 31, 2019, TFSS recognized revenue of $39,041 related to the Agreement, which is classified as Service fees on the Statement of Income. At March 31, 2019, the deferred income balance on the Statement of Financial Condition associated with the Agreement was $10,959.

Other Revenues

Interest income on the note receivable from affiliate (Note 8) is recorded when earned.

Expense Recognition

Expenses are recorded as incurred and disclosed within the Statement of Income.

Cash and Cash Equivalents

Cash equivalents, consisting primarily of money market instruments, represent highly liquid investments with original maturities of three months or less at purchase. The Company holds cash in financial institutions in excess of the FDIC insured limits. The Company periodically reviews the financial condition of the financial institutions to assess the credit risk. There were no cash equivalents at March 31, 2019.

Deposit with and Receivable from Clearing Broker

Deposits at March 31, 2019 represent a clearing deposit of $250,000 with the clearing broker and other receivables from the clearing broker due to TFSS in the normal course of business. The Company incurred clearing fees of $75,000 to the clearing broker in fiscal year 2019.

2. Summary of Significant Accounting Policies (Continued)

Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company maintains policies and procedures to value financial instruments using the best and most relevant data available. Management believes that the fair value of financial assets and liabilities recognized on the Statement of Financial Condition approximates carrying value due to their short-term nature.

Fair Value Hierarchy

The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company's valuation techniques. A level is assigned to each fair value measurement based on the lowest level input that is significant to the fair value measurement in its entirety. The fair value hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (level 3 measurements). The three levels of the fair value hierarchy are defined as follows:

Level 1: Quoted (unadjusted) prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level2: Quoted prices in active markets for similar assets and liabilities, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3: Unobservable inputs that are supported by little or no market activity may require significant judgment in order to determine the fair value of the assets and liabilities

As of March 31, 2019, and during the year then ended, the Company had no assets or liabilities classified as Level 1, 2 or 3. There were no transfers between levels during the year.

Income Taxes
Income taxes are accounted for under the asset and liability method as required in accordance with the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, Income Taxes (ASC 740). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing deferred tax assets or liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

ASC 740-10 requires management to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement, which could result in the Company recording a tax liability.

2. Summary of Significant Accounting Policies (Continued)

The Company is part of the TFSIC consolidated federal income tax return. TFSS does not file a separate state income tax return, and it is included in the consolidated/combined state income tax returns with Toyota Motor North America, Inc. ("TMNA") or other subsidiaries of TFSIC. Federal and state income tax expense is recognized as if TFSS filed its tax returns on a stand-alone basis.

In those states where TFSS joins in the filing of consolidated or combined income tax returns, TFSS is allocated its share of the total income tax expense based on combined allocation/apportionment factors and separate company income or loss. TFSS pays TMNA, TFSIC or its subsidiaries for its share of the consolidated federal and the consolidated or combined state income tax expense and is reimbursed for the benefit of any of its tax basis losses utilized in the consolidated federal and the consolidated or combined state income tax returns.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

In preparing the financial statements, management has evaluated subsequent events for potential recognition and disclosure from March 31, 2019 through May 22, 2019, the date of the financial statement issuance. Management has determined that there are no material transactions or events that would require recognition or disclosure in the financial statements through this date.

3. Regulatory Requirements

The Company, as a registered broker and dealer in securities, is subject to the uniform net capital rule of the SEC (Rule 15c3-1). The SEC requirements also provide that equity capital may not be withdrawn or distributions be paid if certain minimum net capital requirements are not met. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a material effect on the Company's financial statements. Rule 15c3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2019, the Company's net capital, as defined, was $4,487,724 which was $4,481,035 in excess of its required net capital of $6,689. The Company's aggregate indebtedness to net capital ratio was 0.02 to 1.

The Company is exempt from the SEC Rule 15c3-3 under the provision of section (k)(2)(ii) of such Rule as a broker or dealer who carries no customer accounts and clears all customer transactions on a fully disclosed basis through another clearing broker. Operating under such exemption, the Company has not prepared a Computation for Determination of Reserve Requirements for Brokers or Dealers.

4. Provision for Income Taxes

The provision for income taxes consists of the following:

	For the Year Ended March 31, 2019
Current	
Federal	$ 203,109
State	36,348
Total current	239,457
Total deferred	(1,264)
Provision for income taxes	$ 238,193

The Deferred Income Tax asset on the Statement of Financial Condition represents amounts related to California State income taxes. This asset is expected to be fully realized.

A reconciliation between the U.S. federal statutory tax rate and the effective tax rate follows:

	For the Year Ended March 31, 2019
Provision for income taxes at U.S. federal statutory tax rate	21.00%
State and local taxes (net of federal tax benefit)	2.88%
Effective tax rate	23.88%

As of March 31, 2019, there is no tax liability resulting from unrecognized tax benefits related to uncertain tax positions taken or expected to be taken in future tax returns. The Company is also not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months.

As of March 31, 2019, we remain under IRS examination for fiscal 2019 and 2018. The IRS examination for fiscal 2017 was concluded in fiscal 2019.

5. Related Party Transactions

The Company has a Shared Expense Agreement with TMCC to support the ongoing administration, marketing and operation of the Company. As part of this agreement, TMCC provides the Company with office space, office equipment, office supplies, administrative services and other services, including employee compensation, at no cost to the Company. Based on the Shared Expense Agreements, these costs approximate $202,914 for the year ended March 31, 2019. No amounts are due as of March 31, 2019 relating to the Shared Expense Agreement.

As disclosed in Note 2, the Company has a tax sharing agreement with its parent, TFSIC. The Company has recorded income taxes receivable of $3,174 from TMCC in Receivable from affiliate, net in the Statement of Financial Condition as of March 31, 2019.

As mentioned in Note 2, all commission revenues and service fees earned by the Company are related to securities transactions executed on behalf of TMCC. As mentioned in Note 8, the Company has a loan agreement with TMCC and earns interest income on this loan.

6. Commitments and Contingencies

The accounting guidance for guarantees requires the disclosure of representations and warranties which the Company enters into and which may provide general indemnifications to others. The Company, in its normal course of business, may enter into contracts that contain such representations and warranties. Due to the difficulty in predicting future events that could result in claims, the Company is not able to estimate a maximum exposure under these arrangements. However, the Company believes the risk of loss related to these arrangements is remote. As of March 31, 2019, there were no pending litigations or claims against the Company.

7. Concentration Risk

As discussed in Note 1, the Company's securities transactions are introduced on a fully disclosed basis to its clearing broker dealer. Off balance-sheet risk exists with respect to these transactions due to the possibility that third parties may be unable to fulfill their contractual commitments wherein the clearing broker dealer may charge any losses they incur to the Company.

The Company clears all of its trades through one clearing broker. The Company is required to maintain a deposit with its clearing broker, which can fluctuate, based on trading activities. In the event the clearing broker does not fulfill its obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the counterparty to these transactions. The Company is exposed to credit risk from the potential inability of its clearing broker to perform in accordance with the terms of the contract. The Company monitors credit risk associated with its clearing broker.

8. Note Receivable from Affiliate

Amounts represent balances receivable under a promissory note entered into with TMCC. Under this agreement TMCC can borrow up to $15,000,000 from TFSS. Amounts receivable from TMCC under the agreement are $8,000,000 at March 31, 2019. Interest is assessed at the equivalent of the US Federal Funds Rate, as published by Bloomberg Financial. Interest income earned under this agreement for the year ended March 31, 2019 was $167,911 and is included with interest income in the Statement of Income. Interest receivable on the note was $16,556 at March 31, 2019 and is included with Receivable from affiliate, net on the Statement of Financial Condition.

Toyota Financial Services Securities USA Corporation

(A wholly owned subsidiary of Toyota Financial Services International Corporation)
Supplemental Schedule – Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
March 31, 2019

Net Capital	
Shareholder's Equity	$12,517,883
Less: Non-Allowable Assets	8,030,159
Net Capital before Haircuts on Security Positions	4,487,724
Haircut on Security Positions	-
Net Capital	$4,487,724
Aggregate Indebtedness	$ 100,335
Computation of Basic Net Capital Requirement	
6 2/3% of Aggregate Indebtedness	6,689
Minimum Net Capital Requirement	5,000
Excess Net Capital	4,481,035
Net Capital less 10% of Aggregate Indebtedness	4,477,691
Aggregate Indebtedness/Net Capital	0.02

There are no material differences between the Computation of Net Capital included above and the amounts reported on the Company's unaudited Form X-17A-5 Part II FOCUS filing as of March 31, 2019, filed on April 22, 2019.

Toyota Financial Services Securities USA Corporation's
Exemption Report

CRD #135978

Toyota Financial Services Securities USA Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5 "Reports To Be Made By Certain Brokers and Dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R §240.15c3-3 under the following provision of 17 C.F.R §240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provision in 17 C.F.R §240.15c3-3 (k) throughout the year ended March 31, 2019 without exception.

Toyota Financial Services Securities USA Corporation

I, Nicholas Ro, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Signature: [signature]

Title: President, Treasurer

Date: May 22, 2019

pwc

Report of Independent Registered Public Accounting Firm

To management and the Board of Directors of
Toyota Financial Services Securities USA Corporation

We have reviewed Toyota Financial Services Securities USA Corporation's (the "Company") assertions, included in the accompanying Toyota Financial Services Securities USA Corporation's Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(2)(ii) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended March 31, 2019 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended March 31, 2019.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2)(ii) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

May 22, 2019

pwc

Report of Independent Accountants

To management and the Board of Directors of
Toyota Financial Services Securities USA Corporation:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Toyota Financial Services Securities USA Corporation (the "Company") and the Securities Investor Protection Corporation ("SIPC") (collectively, the "specified parties") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the year ended March 31, 2019, solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures performed and results thereof are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2G of Form SIPC-7 with the respective cash disbursements record entries, as follows:

   a. Payment dated November 13, 2018 in the amount of $1,502 reported on line 2B was compared to the November 2018 Bank of America account statement and to the journal entry provided by Alex Atamian, Treasury Accounting Manager, noting no differences.

   b. $0 reported on line 2G – no payment made.

2. Compared the Total Revenue amount reported on page 3 of the audited Form X-17A-5 for the year ended March 31, 2019, to the Total revenue amount of $1,274,116 reported on page 2, item 2a of Form SIPC-7 for the year ended March 31, 2019, noting $1 difference.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

   a. Compared deductions for commissions, floor brokerage, and clearance paid to other SIPC members in connection with securities transactions on line 2c(3) of $75,000 to the General Ledger and supporting workpapers provided by Alex Atamian, Treasury Accounting Manager, noting no differences.

   b. Compared deductions of other revenue not related either directly or indirectly to the securities business on line 2c(8) of $173,074 to the General Ledger and supporting workpapers provided by Alex Atamian, Treasury Accounting Manager, noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

pwc

a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0015 on page 2, line 2e of $1,026,042 and $1,539, respectively of the Form SIPC-7, noting no differences.

5. Compared the amount of any overpayment applied to the current assessment on page 1, item 2C of Form SIPC-7 with page 1, item 2H of the Form SIPC-7 filed for the prior period ended March 31, 2018 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the Board of Directors of the Company and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

May 22, 2019

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 3/31/2019
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

66961 FINRA MAR
TOYOTA FINANCIAL SERVICES SECURITIES USA
CORPORATION
6565 HEADQUARTERS DRIVE
PLANO, TX 75024

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
CLARK TUCKER 205-721-0507

Securities and Exchange Commission
Trading and Markets
MAY 24 2019
RECEIVED

2. A. General Assessment (item 2e from page 2)		$ 1,539
B. Less payment made with SIPC-6 filed (exclude interest) 11/13/2018 Date Paid		(1,502)
C. Less prior overpayment applied		(55)
D. Assessment balance due or (overpayment)		(18)
E. Interest computed on late payment (see instruction E) for______days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$
G. **PAYMENT: √ the box Check mailed to P.O. Box ☐ Funds Wired ☐ Total (must be same as F above)**	$	
H. Overpayment carried forward	$((18))	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

TOYOTA FINANCIAL SERVICES SECURITIES
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

FINANCIAL & OPERATIONS PRINCIPAL
(Title)

Dated the 22 day of MAY , 20 19 .

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 4/1/2018
and ending 3/31/2019

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,274,116
2b. Additions.	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	(75,000)
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Interest Income Intercompany Loan and Margin Account Pershing (Deductions in excess of $100,000 require documentation)	(173,074)
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	(248,074)
2d. SIPC Net Operating Revenues	$ 1,026,042
2e. General Assessment @ .0015	$ 1,539

(to page 1, line 2.A.)